SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                February 10, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        John Reynolds, Assistant Director
                  Susann Reilly, Attorney
                  Office of Emerging Growth Companies

         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2, Amendment 5 filed December 20, 2006
                  File No. 333-123015

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated January 23, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows:

General

      1. Revise to include updated financial statements as required by Item 310(g) of Regulation S-B.

      Response:

      We have included financial statements for the most recent period ended November 30, 2005.

      2.    Please provide page numbers in your amended filing.

      Response:

      We have provided page numbers in our amended filing.

Prospectus Summary

      3. We reissue prior comment one from our letter dated December 12, 2005. Clearly disclose the limited sales the company has had in the most recent financial periods. Please include such information for the interim financial period.


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      Response:

      We have disclosed on page 1 of the Prospectus the limited sales the Company has had in the most recent financial periods including, the six months period ended November 30, 3005.


      4. Reconcile the accumulated deficit for the interim financial period ended August 31, 2005 with the financial statements.

      Response:

      We have reconciled on page 1 of the Prospectus, the accumulated deficit for the interim financial period ended August 31, 2005 with the financial statements.

Selected & Financial Data

      5. Reconcile the stockholders' equity for August 31, 2005 in the table with the financial statements.

      Response:

      We have reconciled on page 6 of the Prospectus, the stockholders' equity for August 31, 2005, in the table, with the financial statements.

Dilution

      6. Please revise the increase per share attributable to this offering for each level of proceeds. The current amounts are incorrect.

      Response:

      We have revised the increase per share attributable to the offering for each level of the proceeds. See page 14 of the Prospectus.

      7. Please revise the disclosure required by Item 506(a) of Regulation S-B to also disclose the total consideration and percent if the maximum offering is raised.

      Response:

      We have disclosed the total consideration and percent if the maximum offering is raised. See page 14 of the Prospectus.

Management's Discussion and Analysis

      8. Please revise the executive overview to discuss the substantial decrease in revenues recently and the likelihood that this may continue into the future, and discuss the going concern.

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      Response:

      We have expanded our discussion in accordance with the Staff's comment and have discussed the going concern. See page 16 of the Prospectus

      9. We reissue prior comment 11 from our letter dated December 12, 2005. Please include your supplemental response in the prospectus.

      Response:

      We have included our supplemental response to the Staff's letter dated December 12, 2005. See pages 1 and 16 of the Prospectus.

Plan of Operations

      10. Disclose how your plan to retain the groups in the various geographic regions. Will there be regional offices? How will these sales groups be overseen? Estimate the number of employees you anticipate hiring for each group. State whether they will be employees or contractors. Also, clarify whether they will devote their full time to your business or whether they will also devote time to other sales opportunities.

      Response:

      We have expanded our discussion in accordance with the Staff's comment. See page 19 of the Prospectus. We have also added a risk factor. See page 9 of the Prospectus.


      11. Please explain how the retention of the sales group in the next few months will only cost approximately $18,000. Explain how you plan to find sales staff to work solely on a contingency basis. Explain the impact on the implementation of your sales program if you are unable to obtain an agreement with a production finance company. We may have further comment.

      Response:

      We have revised the Plan of Operations to clearly disclose that the $18,000 consists of expense reimbursements in connection with management's attendance at various trade shows. We have also disclosed that the Company intends to find sales people at the various trade shows, which is typically attended by sales persons looking for products to market and sell. See pages 18 and 19 of the Prospectus. We have also disclosed the impact on our sales if we are unable to enter into an agreement with a production finance company. See page 19 of the Prospectus. We have also disclosed that there is no cost to the Company in connection with its retention of the various sales groups as the sales persons will receive commissions only. See page 19 of the Prospectus.

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      12.   Explain the alternate source of funding you will seek if you are unable to enter into an agreement with a production finance company.

      Response:

      We have revised the Prospectus in accordance with your comment. See page 19 of the Prospectus.

      13. Please discuss in detail the status of your efforts to locate a warehousing facility.

      Response:

      We have revised the Prospectus to disclose that the Company has not in the past and does not plan to locate a warehousing facility until it completes the offering. See page 19 of the Prospectus.

      14. Please revise your footnote regarding access to www.cleanline.com. Provide the details of how to access the information you have cited in the prospectus from the listed website.

      Response:

      We have revised the footnote to provide a direct link to the information cited in the prospectus. See page 18 of the Prospectus.

      15. We partially reissue prior comment 17 from our letter dated December 12, 2005. Clarify whether the agreement with Dicon would allow you to enter into licensing arrangements.

      Response:

      Our License Agreement with Dicon was amended on January 31, 2006 to permit us the right to (i) enter into arrangements or agreements with third parties to use third parties' logos, name, slogans and/or marks on our products for advertising, promotion, manufacture, distribution and sale; and (ii) to sublicense our rights granted pursuant to the License Agreement. The agreement, as amended, has been described on page 22 of the Prospectus. Further the amendment has been filed as Exhibit 10.12.


      16. Disclose the estimated costs associated with a licensing agreement to use another company's logos and trademarks and the expected source(s) of funding.

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      Response:

      We have revised the Prospectus in accordance with your comments. See page 19 of the Prospectus.

      17. Please update the cash balance as of the most recent practicable date. Disclose how long you can currently satisfy your cash requirements given the current cash balance.

      Response:

      We have revised the Prospectus in accordance with your comments. See page 20 of the Prospectus.

Summary Compensation Table

      18. It appears that Mr. Lazauskas should be included in the executive compensation section. We direct your attention to Item 402(a)(2)(iii) of Regulation S-B.

      Response:

      We have revised the executive compensation table to include Mr. Lazaukas.

      19. Reconcile the number of shares issued to Mr. Moskowitz with the disclosure in the certain relationships and related transaction section.

      Response:

      We have reconciled the number of shares issued to Mr. Moskowitz with the disclosure in the certain relationships and related transaction section.

      20. Please advise us as to Mr. Rubin's role with the company. It appears that Mr. Rubin may be required to be included in the executive compensation table, pursuant to Item 402(a)(2)(iii) of Regulation S-B.

      Response:

      As disclosed in the Security Ownership of Certain Beneficial Owners and Management table, the Rubin Family Irrevocable Stock Trust is the beneficial owner of 7,377,67 shares or 21.7%. The trustees of The Rubin Family Irrevocable Stock Trust are Majorie Rubin, the wife of Robert Rubin, and Robert Shulman, CPA. The beneficiaries of The Rubin Family Irrevocable Stock Trust are Linda Rubin, Andrew Rubin and Lisa Rubin. Mr. Rubin is interested in the success of the Company and has loaned money to the Company when requested by the Company's officers and directors which he has periodically converted into shares. In addition, Mr. Rubin has introduced the Company to business, sales and contractual opportunities and assisted the Company with the review and evaluation, with management, of fundraising activities and potential acquisition candidates.

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      We respectfully, disagree with your comment, Mr. Rubin is neither an officer nor a director and is not otherwise employed by the Company and as such we do not believe he should be included in the Executive Compensation Table.

      21. Given the relationship between certain officers of the company and RM Enterprises, it would appear the stock issued to RM Enterprises in January 2005 should be included in the executive compensation table. This would appear to be indirect compensation to those control persons.

      Response:

      The issuance of 466,667 shares to RM Enterprises in January 2005 was in exchange for debt as disclosed on pages 29 and II-2 of the Prospectus. This was not compensation and therefore the subject issuance should not be included in the executive compensation table.

Recent Sales of Unregistered Securities, page II-2

      22. We reissue prior comment 26 from our letter dated December 20, 2005. We again note the stock issuances in 2002. The stock purchase agreement was not entered into until July 2002 and these transactions were conducted in March and May 2002. Therefore, we continue to note that the company was a blank check company at the time of these transactions. Rule 504 of Regulation D is not available to blank check companies. Please revise the disclosure to discuss whether another available exemption may be relied upon.

      Response:

      We have revised the Prospectus to provide for rescission of the shares sold in March 2002 through May 2002, by the Company's predecessor, Nexgen
      VIII. Management was not involved in said offering but was advised that the private placement was made pursuant to Rule 504, promulgated pursuant to Regulation D of the Securities Act of 1933, as amended. At the time of the issuances in March through May 2002, Nexgen's plan was to merge with Spongetech International, Ltd. and therefore Nexgen had a specific plan to engage in a merger with an identified company, Spongetech International, Ltd., as permitted by Rule 504(a)(3). This rule prohibits the use of an offering under Rule 504 if the issuer intends "to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." Accordingly management believes that at the time of the issuances from March through May 2002, Nexgen was not a blank check company and was permitted to avail itself of the exemption provided by Rule 504. However, to cure any technical violation that may have occurred or that may have been deemed to have occurred, by any regulatory agency, the Company has determined to offer rescission to the shareholders who purchased shares from our predecessor in March through May 2002. The rescission offer is intended to address any federal and state securities laws compliance issues by allowing the holders of the shares covered by the rescission offer to rescind the underlying securities transactions and sell those securities back to the Company.

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      23.   Disclose the exemption relied upon in the July 2002 issuance to RM
            Enterprises.

      Response:

      We have revised the Prospectus in accordance with your comment.

Exhibits

      24. In light of the change made to the subscription agreement as a result of our prior comment 31 from our letter dated December 12, 2005, please file the revised subscription agreement as an exhibit.

      Response:

      We have previously filed the revised subscription agreement as an exhibit to the Company's SB-2/A on October 7, 2005 in accordance with your comment contained in the Staff's letter dated August 1, 2005. We do not believe it is necessary to file again, however if you require us to file again, we will do so.

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.



                                   Sincerely,

                                   /s/ Richard Friedman

                                   Richard Friedman












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